

May 23, 2011

Douglas D. O'Donnell
Chief Executive Officer
O'Donnell Strategic Industrial REIT, Inc.
3 San Joaquin Plaza
Suite 160
Newport Beach, CA 92660

> **Re:** **O'Donnell Strategic Industrial REIT, Inc.**
> **(f/k/a O'Donnell Strategic Gateway REIT, Inc.)**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed May 3, 2011**
> **File No. 333-170173**
> **Sales Literature Submitted May 4, 2011**

Dear Mr. O'Donnell:

We have reviewed Amendment No. 3 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management Compensation, page 86

1.   We note your disclosure in footnote 3 on page 89 regarding the $25 fee per subscription agreement. Please disclose this fee in the table. Additionally, please quantify this amount assuming only the minimum purchase of $2,000 is made per agreement. Further, please explain the purpose of this fee.

Sales Literature Submitted May 4, 2011

Brochure

2.   We note your reference to footnote (1) on page 2 and footnotes (1) and (2) on page 7. To the extent you use footnotes, please revise to ensure that the footnotes are numbered consistently and appear on the page where an item is footnoted. Please make similar revisions throughout your sales literature as appropriate.

3.   We note the footnote at the bottom of page 2. Please revise this footnote so that it is equally prominent with the remainder of the disclosure. Please make similar changes throughout your sales literature as appropriate.

4.   Please clarify, in the section "Attractive Income," that investors are not directly investing in real estate.

5.   Please revise page 3 to provide balanced disclosure regarding the experience of your sponsor. Additionally, please revise the disclosure regarding O'Donnell's Institutional Clients to clarify that these investors will not be investing in you.

6.   Please revise page 7 to clarify that you may not pay distributions. Please make similar revisions throughout your sales literature as appropriate.

7.   Please increase the font size of your risk factors so that they are equally prominent with the rest of your disclosure. Please make similar revisions throughout your sales literature as appropriate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202)551-3468 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Rosemarie A. Thurston, Esq. (*via facsimile*)